08004512

Morgan Crucible

12th August 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC
Mail Processing
Section

AUG 14 2008

Washington, DC
103

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
AUG 29 2008
THOMSON REUTERS

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

RNS Number : 1344B
Morgan Crucible Co PLC
12 August 2008

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**no**
An event changing the breakdown of voting rights	**no**
Other (please specify): —	

	no
Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
Date of transaction (and date on which the threshold is crossed or reached if different):	**8 August 2008**
Date on which issuer notified:	**11 August 2008**
Threshold(s) that is/are crossed or reached:	**16%**

Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	**GB0006027295**
Situation previous to the triggering transaction	

Number of shares	Number of voting rights
43,105,831	43,105,831

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
43,344,979	24,797,467	18,547,512	9.177%	6.864%

Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
43,344,979	16.041%

Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
Name of proxy holder:	
Number of voting rights proxy holder will cease to hold:	

Date on which proxy holder will cease to hold voting rights:	

Additional information:

Contact name: **P A Boulton**

Contact telephone number: **01753 837000**

This information is provided by RNS
The company news service from the London Stock Exchange

END

Morgan Crucible

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Press Release

Morgan Crucible Co - Interim Results

For printer-friendly PDF version, click here

Summary

- Good results at top end of expectations
- The first half of 2008 has seen reported revenue increase by 15.4% compared to last year. On an organic^ anc
- Group underlying operating profit margin++ improved to 11.6% compared to 11.5% in the first half last year a
- Underlying EPS** improved by 11.9% to 11.3 pence (2007: 10.1 pence)
- Interim dividend increased by 11.1% to 2.50 pence per share (2007: 2.25 pence)
- The technical ceramics businesses acquired earlier this year from Carpenter Technology Corporation have perfc expectations
- The Group's balance sheet remains robust. In March of this year the UK defined benefit pension scheme risk wa

£m unless otherwise stated	**Six months 2008**	Six months 2007	Change
Revenue	**401.2**	347.8	+15.4%
EBITDA+	**59.9**	51.9	+15.4%
Underlying operating profit++	**46.4**	39.9	+16.3%
Underlying PBT*	**40.8**	37.0	+10.3%
Underlying EPS** (pence)	**11.3**	10.1	+11.9%
Basic EPS (pence)	**10.8**	9.8	+10.2%
Operating profit	**45.1**	39.1	+15.3%
Profit before tax	**39.5**	36.2	+9.1%

^ excluding the effect of the Carpenter acquisition
+ EBITDA is defined as operating profit of £45.1 million (2007: £39.1 million) before depreciation and amortisa
++ Underlying operating profit is defined as operating profit of £45.1 million (2007: £39.1 million) before amorti
* Underlying PBT is defined as operating profit of £45.1 million (2007: £39.1 million) and share of profit of ass (2007: £0.8 million), less net financing costs of £6.3 million (2007: £2.6 million) and loss on disposal of business c
** Underlying EPS defined as basic earnings per share of 10.8 pence (2007: 9.8 pence) adjusted to exclude an

Commenting on the results, Chief Executive Officer, Mark Robertshaw said:

'The Group has traded well in the first half of 2008. Current order books are healthy at levels well above the same acquired in March 2008 and our 2007 investment in NP Aerospace are each performing well. Both are ahead of our expect the Group to deliver further margin progression in the second half of the year and our goal remains mid-tee

margins in bad times. Our strong market positions and healthy order book combined with a robust balance sheet e

For further enquiries:

Stuart Cox	Morgan Crucible	01753 837271
Mike Smith / Robin Walker	Finsbury	020 7251 3801

Strategy

The Group has delivered a 16.3% increase in underlying operating profit in the first six months of 2008. Underlying compared to a margin of 11.4% for the full year in 2007.

Our strategy remains to focus on higher growth, higher margin markets and to reduce the Group's exposure to ecc have increased the proportion of our overall revenues in key target markets such as defence, aerospace and petro commoditised automotive, consumer goods and telecommunication markets.

We aim to provide high value-added solutions for our customers and to be number one or two in our chosen marke markets with these number one or number two positions which typically allows us to have a good degree of pricing rises once again achieved above increases in raw material and energy costs.

Simultaneously, we continue to focus on managing and reducing our cost base. We continue to migrate production the construction of a new greenfield Crucibles plant in Suzhou, China. This is now nearing completion and capacity Not only does this provide an enhanced footprint for lower cost manufacturing, it also provides a local platform to s powerhouses of China and India.

We view acquisitions as a means of accelerating the Group's strategy of moving the portfolio to higher growth, hig ceramics businesses acquired in the first half of the year from Carpenter Technology Corporation have performed v expectations on both revenues and profits. The performance of NP Aerospace (investment made in August 2007) h increasing by 45% compared to the first half last year and order books looking strong for the second half of the ye

The Group is in a healthy financial position with a robust balance sheet. The buy-in of the UK pensioner liabilities s our balance sheet for the future. Whilst our primary focus remains on profitable organic growth, our balance sheet enhancing opportunities arise.

In summary we are delivering on our stated strategy. The combination of an increasingly more resilient end-marke positions with a geographically diverse and well-balanced manufacturing footprint leaves the Group well placed to

Financial Review

Reference is made to 'Underlying operating profit' and 'Underlying EPS' below, both of which are defined at the fro the Directors consider that they give a better indication of underlying performance.

Group revenue in the first half of 2008 was £401.2 million, an increase of 15.4% compared to the first half of 2007 businesses) and constant currency basis revenues grew by 4.9%.

Group underlying operating profit increased by 16.3% to £46.4 million (2007: £39.9 million). Underlying operating in the equivalent period in 2007 and 11.4% for the full year 2007.

The Group has continued to undertake ongoing restructuring activity in the first half of 2008. We consider this ong Restructuring costs were £5.5 million (2007: £3.5 million) offset by a gain on land and building disposals of £0.6 n

The net finance charge was £6.3 million (2007: £2.6 million). Net bank interest and similar charges was £6.1 millic net interest on pension scheme net liabilities which was £0.2 million expense (2007: £1.0 million income).

The tax charge for the period was £9.3 million (2007: £7.1 million). The effective tax rate at this half year is 24%

rate. Over the medium term we would expect the effective tax rate to trend towards 30%.

Underlying earnings per share were 11.3 pence (2007: 10.1 pence), an increase of 11.9% on the previous year.

The Group pension deficit has improved by £0.4 million since last year end to £47.3 million on an IAS 19 basis. Tł show a deficit of £0.9 million at the half year on an IAS 19 basis, an improvement of £1.6 million over the period. de-risked the UK scheme and was a major factor in improving the UK deficit position from where it would otherwis

The net cash inflow from operating activities was £2.8 million (2007: £9.8 million) which included a cash cost of £(associated with anti-trust litigation. Working capital increased by £28.7 million (2007: increase £26.7 million) in th building for shut down periods in July and August is a large part of this increase, as well as trade debtors being hig to improve significantly in the second half of the year as this seasonality unwinds.

	Six months	Six months
	2008	2007
	£m	£m
Net cash inflow from operating activities	**2.8**	9.8
Interest received	**1.5**	1.5
Net capital expenditure	**(12.3)**	(15.1)
Dividends paid	**(12.9)**	(4.4)
Free cash flow	**(20.9)**	(8.2)
Cash flows from other investing activities	**(76.6)**	(2.4)
Cash flows from financing activities	**(12.1)**	(32.7)
Exchange movement	**2.5**	1.3
Opening net debt	**(119.7)**	(34.1)
Closing net debt	**(226.8)**	(76.1)

Interim Dividend

The Board has declared an interim dividend of 2.5 pence per Ordinary share, an increase of 11.1% on the dividenc on 7th November 2008 to Ordinary shareholders on the register of members at the close of business on 3rd Octob

Operating Review

Reference is made to Divisional EBITA throughout the operational reviews for each of our divisions and is shown in

	Carbon		Technical Ceramics		Insulating Ceramics		Consolidated	
	Six months	Six months	Six months	Six months	Six months	Six months	Six months	Six months

	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	**118.1**	110.2	**98.3**	77.8	**184.8**	159.8	**401.2**	347.8
Divisional EBITA *	**17.4**	18.4	**14.0**	9.1	**21.9**	18.6	**53.3**	46.1
Unallocated central costs							**(2.0)**	(2.2)
							51.3	43.9
Restructuring costs and other one-off items							**(4.9)**	(4.0)
Underlying operating profit							**46.4**	39.9

* Divisional EBITA defined as segment operating profit before restructuring costs, one-off items and amortisation

Carbon

Revenues in the first half were up by 7.2% on a reported basis compared to the same period last year at £118.1 n have increased by 2.3% against what was a very strong first half 2007. All regions and major product lines have s into the second half of the year.

Divisional EBITA on a reported basis is £17.4 million, a divisional EBITA margin of 14.7%, compared to £18.4 milli The production constraint issues in our US silicon carbide armour business during the first half and the "lock out" s impact on growth and underlying operating profit. The profit impact of these two issues was over £2.5 million in th

Outside of these two specific factors there has been good growth in a number of geographies and product lines inc seals and bearings business in Europe and America has grown in excess of local GDP and our high temperature bu: largely in response to a rapidly growing solar market.

The progress we have made on the armour capacity constraints leaves us better placed for the second half of this situation has seen some progress within the last month with partial operations having now been re-started albeit v production can recommence.

The order book for our core markets remains solid through the third quarter. For our other businesses, whilst we we remain encouraged by the prospects for growth in a number of other sectors - our rotary business will benefit f leverage growth in wind energy markets. Similarly the demand for high temperature insulating products for the so temperature insulating product line was successfully commissioned in the second quarter aimed at this high growtl planned for the fourth quarter of this year.

The NP Aerospace business continues to trade well and has a strong and growing order book as new contracts hav up by 45.5% at £36.8 million (2007: £25.3 million) on a reported basis compared to the same period last year.

Overall, we remain well positioned in our spread of businesses both in terms of geographies and product markets.

Technical Ceramics

Revenues for the first half of 2008 were £98.3 million (2007: £77.8 million), an overall increase of 26.3%. This in acquired from Carpenter during the half. At constant currency, organic revenue growth in Technical Ceramics excl

In the US, demand was robust for aerospace applications in our metals business, and for our advanced medical cc more cyclical end-markets such as consumer electronics.

Our European and Asian regions performed well with particularly strong performance from our thermal processing Profit margins in Europe made good progress. The site in Eindhoven was successfully closed with production conso intensive operations were also successfully transferred to Eastern Europe during the first half of the year.

The Carpenter businesses which we acquired at the end of March have made an excellent start with both revenues into the second half.

Across the division overall, order books are comfortably ahead of the same point last year. Of particular note is thа volume during 2009.

Divisional EBITA was £14.0 million (2007: £9.1 million), an increase of 53.8%. This included £2.4 million of EBITA EBITA growth in the continuing businesses was 17.3% versus the first half of 2007. Divisional EBITA margins in th acquired businesses delivered divisional EBITA margins of 17.1%, resulting in an overall divisional EBITA margin fc

Insulating Ceramics

Within the Insulating Ceramics division there are two business units: Thermal Ceramics and Molten Metal Systems

Revenues within the Insulating Ceramics division in the first half were up by 15.6% at £184.8 million (2007: £159. 7.1%. Divisional EBITA was up by 17.7% at £21.9 million (2007: £18.6 million) with divisional EBITA margins incr

The Thermal Ceramics business has maintained good top line revenue growth on the back of continued buoyancy i driven predominantly by the energy, metals and chemical and processing (CPI) sectors. The order book overall, an mature markets of North America and Western Europe are showing less growth, the pressure of high energy, oil ar existing facilities, and thus offering Thermal Ceramics increased opportunities to provide enhanced insulation appli

Whilst beneficial for driving demand, this cost inflation has the potential to impact margins, however, gross margin driving manufacturing efficiencies with the launch of a global World Class Manufacturing programme.

Looking to the future, considerable investment is being made into the development of new products. As part of th Bromborough, UK, was formally opened in June, and will play a fundamental part in our drive to extend our marke continues with revenues of High Temperature SuperwoolTM commencing in North America from February of this ye significantly improved insulation performance of Superwool PlusTM is specifically targeted at saving energy and off products.

During the first half of the year, Molten Metal Systems saw continued revenue growth of 7.7% at constant currenc Asia more than offset some weakness in the North American automotive and construction sectors. The UK manufa expansion in Germany and India nearing completion. Construction of the new factory in Suzhou, China, remains or

Outlook

Our strong market positions in more resilient end-markets and healthy order book, backed by a robust balance she performance for the full year is anticipated to be in line with expectations.

Tim Stevenson
Chairman

Mark Robertshaw
Chief Executive Officer

CONDENSED CONSOLIDATED INCOME STATEMENT

for the six months ended 4 July 2008

	Note
Revenue	2
Operating costs before restructuring costs, other one-off items and amortisation of intangible assets	
Profit from operations before restructuring costs, other one-off items and amortisation of intangible assets	
Restructuring costs and other one-off items:	
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	6
Gain/(loss) on disposal of property	
Profit from operations before amortisation of intangible assets	2
Amortisation of intangible assets	
Operating profit	2
Finance income	
Finance expenses	
Net financing costs	4
Loss on disposal of business	
Share of profit of associate (net of income tax)	

Profit before taxation	
Income tax expense	5
Profit after taxation and for the period	
Profit for the period attributable to:	
Equity holders of the parent	
Minority interest	
Earnings per share	7
Basic	
Diluted	

Dividends

Interim dividend	- pence
	- £m
Final dividend	- pence
	- £m

The interim ordinary dividend is based upon the number of shares outstanding at the balance sheet date.

All results derive from continuing activites.

CONDENSED CONSOLIDATED BALANCE SHEET

as at 4 July 2008

	Note	**4 July 2008 £m**	4 July 2007 £m	4 January 2008 £m
Assets				
Property, plant and equipment		**257.2**	226.6	246.6
Intangible assets		**139.5**	65.9	69.8
Investment in associate		**5.9**	-	5.2
Other investments		**6.6**	6.6	7.5
Other receivables		**36.7**	0.3	36.8
Deferred tax assets		**26.8**	27.1	25.8
Total non-current assets		**472.7**	326.5	391.7
Inventories		**111.8**	91.3	97.7
Trade and other receivables		**170.6**	141.4	139.8
Cash and cash equivalents		**120.9**	89.6	108.0
Total current assets		**403.3**	322.3	345.5
Total assets		**876.0**	648.8	737.2
Liabilities				
Interest-bearing loans and borrowings		**310.1**	130.3	193.1
Employee benefits		**47.3**	35.0	47.7
Grants for capital expenditure		**0.3**	0.3	0.2
Provisions		**5.0**	3.7	5.7

Non-trade payables		**3.5**	3.7	3.7
Derivative financial liabilities		**-**	-	0.2
Deferred tax liabilities		**30.2**	28.4	19.2
Total non-current liabilities		**396.4**	201.4	269.8
Bank overdraft		**25.4**	21.5	20.8
Interest-bearing loans and borrowings		**12.2**	13.9	13.8
Trade and other payables		**210.1**	192.8	208.5
Current tax payable		**13.6**	8.0	15.2
Provisions		**10.8**	16.5	11.8
Derivative financial liabilities		**1.3**	-	1.0
Total current liabilities		**273.4**	252.7	271.1
Total liabilities		**669.8**	454.1	540.9
Total net assets		**206.2**	194.7	196.3
Equity				
Issued capital	8	**67.9**	70.6	69.5
Share premium	8	**85.3**	85.2	85.3
Reserves	8	**37.9**	23.7	32.5
Retained earnings	8	**(6.7)**	(2.3)	(11.1)
Total equity attributable to equity holders of parent company		**184.4**	177.2	176.2
Minority interest	8	**21.8**	17.5	20.1
Total equity	8	**206.2**	194.7	196.3

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended 4 July 2008

	Note	**Six months 2008 £m**	Six months 2007 £m	Year 2007 £m
Operating activities				
Profit for the period		**30.2**	29.1	56.5
Adjustments for:				
Depreciation		**13.5**	12.0	23.7
Amortisation		**1.3**	0.8	1.6
Net financing costs		**6.3**	2.6	5.5
Loss on disposal of business		**-**	0.3	0.3
Share of profit of associate		**(0.7)**	-	(0.2)
Gain on sale of property, plant and equipment		**(0.6)**	-	(0.1)
Income tax expense		**9.3**	7.1	15.2
Equity settled share based payment expenses		**1.7**	1.3	2.7
Cash generated from operations before changes in working capital and provisions		**61.0**	53.2	105.2
(Increase)/decrease in trade and other receivables		**(15.8)**	(5.5)	5.7
Increase in inventories		**(7.0)**	(7.2)	(8.5)
Decrease in trade and other payables		**(5.9)**	(14.0)	(15.7)
Non cash operating costs relating to restructuring		**-**	-	0.2
Decrease in provisions and employee benefits		**(5.7)**	(2.3)	(8.8)
Cash generated from operations		**26.6**	24.2	78.1

Interest paid		**(10.7)**	(5.4)	(12.5)
Taxation		**(13.1)**	(9.0)	(12.5)
Net cash from operating activities		**2.8**	9.8	53.1
Investing activities				
Purchase of property, plant and equipment		**(13.4)**	(16.5)	(34.9)
Proceeds from sale of property, plant and equipment		**1.1**	1.4	1.8
Purchase of investments		**-**	-	(0.3)
Proceeds from sale of investments		**0.8**	0.4	-
Interest received		**1.5**	1.5	3.7
Acquisitions of subsidiaries	3	**(77.4)**	(2.7)	(9.4)
Issue of debt to associate		**-**	-	(36.0)
Disposal of subsidiaries		**-**	(0.1)	-
Net cash from investing activities		**(87.4)**	(16.0)	(75.1)
Financing activities				
Purchase of own shares	8	**(12.1)**	(32.7)	(47.7)
Increase in borrowings	9	**114.0**	39.1	102.5
Payment of finance lease liabilities	9	**(0.1)**	(0.1)	(0.3)
Dividends paid		**(12.9)**	(4.4)	(18.8)
Net cash from financing activities		**88.9**	1.9	35.7
Net increase/(decrease) in cash and cash equivalents		**4.3**	(4.3)	13.7
Cash and cash equivalents at start of period		**90.1**	73.5	73.5
Effect of exchange rate fluctuations on cash held		**1.8**	(0.3)	2.9
Cash and cash equivalents at period end	9	**96.2**	68.9	90.1

Cash and cash equivalents for the purpose of the cash flow statement includes bank overdrafts subject to cash pooling arrangements.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 4 July 2008

	Six months	Six months
	2008	2007
	£m	£m
Foreign exchange translation differences	**3.9**	(0.8)
Actuarial (loss)/gain on defined benefit plans	**(3.6)**	5.0
Deferred tax associated with employee benefit schemes	**0.3**	(1.2)
Cash flow hedges:		
Effective portion of changes in fair value	**(0.1)**	0.1
Change in fair value of equity securities available-for-sale	**-**	-
Income and expense recognised directly in equity	**0.5**	3.1
Profit for the period	**30.2**	29.1
Total recognised income and expense for the period	**30.7**	32.2
Attributable to:		
Equity holders of the parent	**29.3**	30.5
Minority interest	**1.4**	1.7
Total recognised income and expenses for the period	**30.7**	32.2

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The Morgan Crucible Company plc (the "Company") is a company domiciled in the United Kingdom. The condensec for the six months ended 4 July 2008 comprise the Company and its subsidiaries (together referred to as the "Grou

The condensed consolidated financial statements for the six months ended 4 July 2008 have been prepared in accc EU.

As required by the Disclosure and Transparency Rules of the Financial Services Authority, these condensed consoli accounting policies that were applied in the preparation of the Company's published consolidated financial stateme

The comparative figures for the financial year ended 4 January 2008 are not the Company's statutory consolidated on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqua auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement ur consolidated financial statements of the Group as at and for the year ended 4 January 2008 are available on reque Street, Windsor, Berkshire SL4 1LP or at www.morgancrucible.com.

The condensed consolidated financial statements for the six months ended 4 July 2008 and the comparative perioc

The condensed consolidated financial statements for the six months ended 4 July 2008 were approved by the Boar

2. Segment information

	Carbon		Technical Ceramics	
	Six months	Six months	Six months	Six months
	2008	2007	2008	2007
	£m	£m	£m	£m
Revenue from external customers	**118.1**	110.2	**98.3**	77.8
Segment profit	**16.9**	16.3	**10.7**	6.6
Unallocated costs				
Operating profit				
Net financing costs				
Loss on disposal of business				
Share of profit of associate (net of income tax)				
Income tax expense				

Profit for the period

Segment operating profit before restructuring costs, one-off items and amortisation of intangible assets*	**17.4**	18.4	**14.0**	9.1
Unallocated costs				
Restructuring costs and other one-off items				
Operating profit before amortisation of intangible assets*				

Revenue from external customers

Segment profit

Unallocated costs

Operating profit

Net financing costs

Loss on disposal of business

Share of profit of associate (net of income tax)

Income tax expense

Profit for the period

Segment operating profit before restructuring costs, one-off items and amortisation of intangible assets*

Unallocated costs

Restructuring costs and other one-off items

Operating profit before amortisation of intangible assets*

* These measures of profit are shown because the Directors use them to measure the performance of the busines

The Group comprises the following main business segments:

- Carbon - the Carbon Division produces a wide variety of technological solutions from carbon, graphite and silicon

- Technical Ceramics - the Technical Ceramics Division makes an extensive range of industrial ceramics products f

- Insulating Ceramics (comprising Thermal Ceramics and Molten Metal Systems) - the Insulating Ceramics Division

3. Acquisitions

On 31 March 2008 the Group acquired 100% of the shares in the Technical Ceramics businesses of Carpenter Technology Corporation, known as Certech and Carpenter Advanced Ceramics, for £74.5 million. The principal acti of Certech is the manufacture of complex injection moulded ceramic components. The principal activity of Carpent Advanced Ceramics is the manufacture of engineered ceramic products. In the 3 months to 4 July 2008 these subsidiaries contributed profit before taxation and amortisation of intangible assets of £2.4 million to the consolida net profit for the period. The revenue and profit before taxation and amortisation of intangible assets of this acquisition, had the acquisition taken place at the beginning of the period, is £27.7 million and £4.5 million respectively.

Effect of acquisitions

The acquisitions had the following effect on the assets and liabilities of the Group:

	Carrying values before acquisition £m	Provisi fair va
Certech and Carpenter Advanced Ceramics		
Intangible assets	**3.2**	:

Property, plant and equipment	8.3	
Other working capital	11.9	1
Provisions	-	(
Deferred taxation	-	(1
Net identifiable assets and liabilities	23.4	3
Goodwill on acquisition		3
Consideration payable, excluding acquisition costs, satisfied in cash		7
Acquisition costs		
Deferred consideration		(
Net cash out flow		7

Goodwill represents future economic benefits arising from assets that are not capable of being identified individuall recognised as separate assets. This will include acquirer specific synergies such as cross selling opportunities and t enhancement of technologies and processes between existing and acquired sites.

The fair value adjustment shown above are provisional figures, being the best estimate currently available. Final negotiations with the seller and detailed exercises to identify the fair value adjustments are expected to be comple in the second half of the year.

4. Finance income and expense

Interest income	
Expected return on IAS 19 scheme assets	
Finance income	
Interest expense	

Interest on IAS 19 obligations

Finance expense

5. Income tax expense

Tax on profit before restructuring costs and other one-off items

Tax on restructuring costs and other one-off items

Income tax expense

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 4 July 200
the year.

6. Restructuring costs and other one-off items

Costs of restructuring were £5.5 million (2007: £4.3 million expense) and net legal costs recovered associated witl
£0.8 million income). Gain on disposal of property was £0.6 million (2007: £0.5 million loss).

7. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 4 July 2008 was based on the profit attributable to equity holders of

£27.4 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008

Profit attributable to equity holders of The Morgan Crucible Company plc

Weighted average number of ordinary shares

Issued ordinary shares at 5 January

Effect of shares issued in period and treasury shares held by the Company

Weighted average number of ordinary shares during the period

Basic earnings per share (pence)

Diluted earnings per share

The calculation of diluted earnings per share at 4 July 2008 was based on the profit attributable to equity holders c
£27.4 million) and a weighted average number of ordinary shares outstanding during the period ended 4 July 2008

Profit attributable to equity holders of The Morgan Crucible Company plc

Weighted average number of ordinary shares:

Weighted average number of ordinary shares

Effect of share options/incentive schemes

Diluted weighted average number of ordinary shares

Diluted earnings per share (pence)

Underlying earnings per share

The calculation of underlying earnings per share at 4 July 2008 was based on operating profit and share of profit o
disposal of business, income tax expense and minority interest of £30.1 million (4 July 2007: £28.2 million) and a
period ended 4 July 2008 of 266,141,166 (4 July 2007: 278,480,232) calculated as follows:

7. Earnings per share (continued)

Operating profit and share of profit of associate before amortisation, less net financing costs, loss on d business, income tax expense and minority interest

Weighted average number of ordinary shares

Issued ordinary shares at 5 January

Effect of shares issued in period and treasury shares held by the Company

Weighted average number of ordinary shares during the period

Underlying earnings per share (pence)

Underlying diluted earnings per share

The calculation of underlying diluted earnings per share at 4 July 2008 was based on operating profit and share of
on disposal of business, income tax expense and minority interest of £30.1 million (4 July 2007: £28.2 million) anc
the period ended 4 July 2008 of 273,647,019 (4 July 2007: 287,697,364) calculated as follows:

Operating profit and share of profit of associate before amortisation, less net financing costs, loss on d business, income tax expense and minority interest

Weighted average number of ordinary shares:

Weighted average number of ordinary shares

Effect of share options/incentive schemes

Diluted weighted average number of ordinary shares

Underlying diluted earnings per share (pence)

8. Capital and Reserves

Reconciliation of movement in capital and reserves

	Share capital £m	Share Premium £m	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Sp re:
Balance at 5 January 2007	73.7	85.2	(16.8)	-	0.8	
Total recognised income and expense	-	-	(0.8)	0.1	-	
Own shares acquired for share buy back programme	(3.1)	-	-	-	-	
Other movements	-	-	-	-	-	
Equity-settled share-based payment						
transactions, net of tax	-	-	-	-	-	

Own shares acquired for share incentive schemes	-	-	-	-	-
Dividends	-	-	-	-	-
Balance at 4 July 2007	70.6	85.2	(17.6)	0.1	0.8
Balance at 5 January 2007	73.7	85.2	(16.8)	-	0.8
Total recognised income and expense	-	-	7.9	(1.2)	0.3
Own shares acquired for share buy back programme	(4.2)	-	-	-	-
Other movements	-	-	-	-	-
Share options exercised by employees	-	0.1	-	-	-
Equity-settled share-based payment					
transactions, net of tax	-	-	-	-	-
Own shares acquired for share incentive schemes	-	-	-	-	-
Dividends	-	-	-	-	-
Balance at 4 January 2008	69.5	85.3	(8.9)	(1.2)	1.1
Balance at 5 January 2008	**69.5**	**85.3**	**(8.9)**	**(1.2)**	**1.1**
Total recognised income and expense	-	-	**3.9**	**(0.1)**	-
Own shares acquired for share buy back programme	**(1.6)**	-	-	-	-
Other movements	-	-	-	-	-
Equity-settled share-based payment					
transactions, net of tax	-	-	-	-	-
Own shares acquired for share incentive schemes	-	-	-	-	-
Dividends	-	-	-	-	-
Balance at 4 July 2008	**67.9**	**85.3**	**(5.0)**	**(1.3)**	**1.1**

In prior periods the increase in equity that corresponds to the expense recognised in the income statement for the separate component of equity in the share-based payment reserve. In the financial year ended 4 January 2008 the The half year ended 4 July 2007 reserves have been restated accordingly.

9. Cash and cash equivalents/bank overdrafts

Bank balances

Cash deposits

Cash and cash equivalents per balance sheet

Bank overdrafts subject to cash pooling arrangements

Cash and cash equivalents per cash flow statement

Bank overdrafts subject to cash pooling arrangements

Other bank overdrafts

Total bank overdrafts

Reconciliation of cash and cash equivalents to net borrowings

Opening borrowings

New borrowings

Payment of finance lease liabilities

Effect of movements in foreign exchange on borrowings

Closing borrowings

Cash and cash equivalents per cash flow statement

Closing net borrowings

10. Employee benefits

Pensions

Morgan Crucible operates a number of defined benefit arrangements as well as defined contribution plans. The defi predominantly provide pensions based on service and career average pay.

Buy-in of UK pensioner liabilities

On 17 March 2008 the Trustees of the Morgan Pension Scheme and the Morgan Group Senior Staff Pension and Lif by Lucida plc, an insurance company regulated by the UK's Financial Services Authority. The consideration paid by policies are retained by the Trustees as investments of the schemes. The Company made a one-off contribution of transfer contributed a £7 million improvement to the Group's UK net IAS 19 balance sheet position (an obligation c the overall IAS 19 balance sheet position for the Group at the date of agreement, 17 March 2008, (an obligation ol defined benefit pension schemes to its current and deferred employees.

11. Related parties

The Group has related party relationships with its subsidiaries and its associate NP Aerospace Limited.

Transactions with associate

Sales to associate

Interest income from associate

Loan to associate

Trade receivables due from associate

Non-trade receivables due from associate

Except as disclosed in the table above:

- There were no related party transactions during the period that have materially affected the financial position or

- There have been no changes in the related party transactions as described in note 27 of the Group's 2007 Annua

financial position or performance of the Group during the period.

END